news release

ARCELORMITTAL REPORTS THIRD QUARTER 2011 RESULTS

Luxembourg, November 3, 2011 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Brussels, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three and nine month periods ended September 30, 2011.

Highlights:
●	Health & Safety lost time injury frequency rate2 remained constant at 1.5x in 3Q 2011
●	3Q 2011 EBITDA3 increased by 11.4% to $2.4 billion compared to Q3 2010; EBITDA of $8.4 billion for first nine months 2011, 25.9% higher than first nine months 2010
●	3Q 2011 steel shipments of 21.1 Mt, 2.7% higher than 3Q 2010
●	3Q 2011 EBITDA per tonne of $114, 8.3% higher than 3Q 2010
●	3Q 2011 own iron ore production of 14.1 Mt, up 8.4% y-o-y; 6.7 Mt market price4 iron ore shipped (up 9.6% y-o-y)
●	Net debt5 at September 30, 2011 of $24.9 billion as compared to $25.0 billion at June 30, 2011

Performance and industrial plan:
●	$3.8 billion of annualized sustainable cost reduction achieved by the end of Q3 2011; on track to reach $4.8 billion by end of 2012
●	New $1 billion asset optimization plan launched to generate sustainable EBITDA improvement; intention to close 2 blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium6
●	Liberia iron ore phase 1 complete, with 2011 targeted production of 1 million metric tonnes, increasing to 4 million tonnes in 2012; phase 2 expansion to 15 million metric tonnes is in final decision phase
●	ArcelorMittal Mines Canada expansion project on track to increase iron ore capacity from 16 Mt to 24 Mt by 2013

Outlook and guidance:
●	EBITDA for 2H 2011 is expected to be above the comparable period of 2010
●	Steel shipments in 4Q 2011 are expected to be lower than 3Q 2011 levels reflecting customers’ “wait and see” approach
●	On track to increase FY 2011 own iron ore and coal production by 10% and 20%, respectively, as compared to 2010
●	Net debt at year-end is expected to be higher than 3Q 2011 levels primarily due to the temporary investment in Macarthur
●	Focus on core growth capex; full year 2011 capex therefore is expected to be below previous target of $5.5 billion

Financial highlights on the basis of IFRS1 (amounts in USD):

USDm unless otherwise shown	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Sales	$24,214	$25,126	$19,744	$71,524	$57,326
EBITDA	2,408	3,413	2,162	8,403	6,672
Operating income	1,168	2,252	1,028	4,851	3,208
Income from discontinued operations	-	-	38	461	217
Net income	659	1,535	1,350	3,263	3,696
Basic earnings per share (USD)	0.43	0.99	0.89	2.11	2.45

Continuing operations
Own iron ore production (Mt)	14.1	13.1	13.0	39.0	36.4
Iron ore shipped internally and externally at market price (Mt) 4	6.7	7.0	6.1	19.6	18.4
Crude steel production (Mt)	22.4	24.4	22.2	70.2	69.0
Steel shipments (Mt)	21.1	22.2	20.5	65.2	63.8
EBITDA/tonne (US$/t)	114	154	105	129	105

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

”Despite weakening economic conditions, ArcelorMittal has reported EBITDA within the forecasted range. Uncertainties around the economic outlook have increased in recent weeks, impacting the confidence levels of our customers, so as we move in to the 4Q we are facing both volume and price pressures. However, our core profitability is resilient, supported by our growing mining business, our market leading value-added steel franchise and our management gains programs. As a result I remain confident that the Group’s EBITDA in the second half of 2011 will be above that of the second half of 2010”.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL THIRD QUARTER 2011 RESULTS

ArcelorMittal, the world’s leading steel company, today announced results for the three months and nine months ended September 30, 2011.

Corporate social responsibility performance

Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance remained constant with a loss time injury frequency rate of 1.5x in the third quarter of 2011 as compared to the second quarter of 2011, with improvement in the safety performance of the Mining and Flat Carbon Americas segments, offset by weaker performance particularly in the Asia Africa and CIS and Distribution Solutions segments, as well as in the Flat Carbon Europe and Long Carbon Americas and Europe segments.

Health and safety performance improved for the nine months ended September 30, 2011 with a loss time injury frequency rate of 1.5x as compared to 1.9x for the nine months ended September 30, 2010, with improvements in the safety performance of all segments other  than the Distribution Solutions and Flat Carbon America segments.

Own personnel and contractors - Frequency rate
Lost time injury frequency rate	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Total Mines	1.2	1.6	1.7	1.3	1.7

Lost time injury frequency rate	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Flat Carbon Americas	1.7	2.0	1.7	1.9	1.8
Flat Carbon Europe	1.6	1.5	2.1	1.7	2.3
Long Carbon Americas and Europe	1.7	1.6	2.3	1.5	2.2
Asia Africa and CIS	0.9	0.5	1.2	0.7	0.9
Distribution Solutions	4.4	3.2	2.3	3.7	2.7
Total Steel	1.6	1.5	1.9	1.5	1.9

Lost time injury frequency rate	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Total (Steel and Mines)	1.5	1.5	1.9	1.5	1.9

Key initiatives for the three months ended September 30, 2011

o
ArcelorMittal secured entry to the Dow Jones Sustainability World Index (DJSI World). The Dow Jones Sustainability Index tracks the financial performance of the leading sustainability-driven companies worldwide. Securing recognition from this benchmarking index for the second time demonstrates ArcelorMittal’s commitment towards delivering safe, sustainable steel. ArcelorMittal remains a member of the two major sustainability and corporate responsibility indices: the DJSI World and the FTSE4Good Index series.

o
A report jointly issued by ArcelorMittal, the European Metalworkers’ Federation, the International Federation of Metalworkers and United Steel Workers examines how the Company has worked together with unions throughout the world to achieve better safety results. The report concludes that the joint global Health & Safety Committee has helped build a positive workplace culture and improved collaboration and coordination between unions and management locally as well as globally.

Analysis of results for the nine months ended September 30, 2011 versus the nine months ended September 30, 2010

ArcelorMittal’s net income for the nine months ended September 30, 2011 was $3.3 billion, or $2.11 per share, as compared with net income of $3.7 billion, or $2.45 per share, for the nine months ended September 30, 2010.

Total steel shipments for the nine months ended September 30, 2011 were 65.2 million metric tonnes as compared with 63.8 million metric tonnes for the nine months ended September 30, 2010.

Sales for the nine months ended September 30, 2011 increased 24.8% to $71.5 billion as compared with $57.3 billion for the nine months ended September 30, 2010.  Sales were higher during the first nine months of 2011 as compared to the first nine months of 2010 primarily due to higher average steel selling prices (20.8%) and slightly higher steel volumes (2.1%).

Depreciation expense for the nine months ended September 30, 2011 was $3.4 billion as compared to $3.3 billion for the nine months ended September 30, 2010.

Impairment expenses for the nine months ended September 30, 2011 were $103 million relating to a rolling facility in the Long Carbon Americas segment and the announced intention to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium6. (Restoration, site cleaning, voluntary separation scheme (VSS) and other costs will be recorded when social dialogue has sufficiently progressed). This compared to impairment expenses of $144 million for the nine months ended September 30, 2010 relating to the sale of the Anzherkoye steam coal mine in Russia and pickling line in Liege, Belgium.

Operating income for the nine months ended September 30, 2011 was $4.9 billion, an increase of 51.2% as compared with operating income of $3.2 billion for the nine months ended September 30, 2010.

Operating performance for the nine months ended September 30, 2011 included a non-cash gain of $437 million related to unwinding of hedges on raw material purchases as compared to $266 million recorded in this respect in the nine months ended September 30, 2010.

Income from equity method investments and other income for the nine months ended September 30, 2011 was $443 million, as compared to $377 million for the nine months ended September 30, 2010. Income for the nine months ended September 30, 2011 included an impairment loss of $119 million as a result of the Company’s intention to withdraw from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal. This charge reflects a higher carrying value of the investment in Macarthur, which included accrued share of net income. After considering dividends received and changes in exchange rate through October 25, 2011 (date of the divestiture announcement) the transaction was essentially cash neutral. 7

Net interest expense (including interest expense and interest income) for the nine months ended September 30, 2011 was higher at $1.4 billion, as compared to $1.0 billion for the nine months ended September 30, 2010 primarily due to higher level of borrowing.

As a result of hedging transactions undertaken by the Company in December 2010, the mark-to-market impact from the convertible bonds issued in the spring of 2009 has been minimized. Mark-to-market gains on the mandatorily convertible bond issued in December 2009 were $55 million in the first nine months of 2011. During the nine months ended September 30, 2010, the Company had recorded a non-cash gain of $720 million as a result of mark-to-market adjustments with respect to embedded derivatives in its convertible bonds issued in 2009.

Foreign exchange and other net financing costs were $1.1 billion for the nine months ended September 30, 2011 as compared to $0.7 billion for the nine months ended September 30, 2010.

ArcelorMittal recorded an income tax expense of $49 million for the nine months ended September 30, 2011, as compared to an income tax benefit of $1.0 billion for the nine months ended September 30, 2010.

Gain attributable to non-controlling interests for the nine months ended September 30, 2011 was $21 million as compared to a gain of $135 million for the nine months ended September 30, 2010.

Discontinued operations (i.e. the Company’s stainless steel operations, which were spun-off into a separate company, Aperam) in the nine months ended on September 30, 2011 amounted to a gain of $461 million, including $42 million of the post-tax net results contributed by the stainless steel operations prior to their spin-off. The balance of $419 million represents a one-time non-cash gain from the recognition through the income statement of gains/losses relating to the demerged assets previously held in equity. Discontinued operations for the nine months ended on September 30, 2010 amounted to a gain of $217 million.

Analysis of results for the three months ended September 30, 2011 versus the three months ended June 30, 2011 and the three months ended September 30, 2010

ArcelorMittal’s net income for the three months ended September 30, 2011 was $0.7 billion, or $0.43 per share, as compared with net income of $1.5 billion, or $0.99 per share, for the three months ended June 30, 2011 and net income of $1.4 billion, or $0.89 per share, for the three months ended September 30, 2010.

Total steel shipments for the three months ended September 30, 2011 were 21.1 million metric tonnes as compared with 22.2 million metric tonnes for the three months ended June 30, 2011, and 20.5 million metric tonnes for the three months ended September 30, 2010.

Sales for the three months ended September 30, 2011 decreased by 3.6% to $24.2 billion as compared with $25.1 billion for the three months ended June 30, 2011, and were up 22.6% as compared with $19.7 billion for the three months ended September 30, 2010.  Sales were lower during the third quarter of 2011 as compared to the second quarter of 2011 primarily due to lower average steel selling prices (-1.7%) and  lower volume of shipments (-4.9%).

Depreciation expense for the three months ended September 30, 2011 remained constant at $1.2 billion as compared to the three months ended June 30, 2011 and higher than the $1.1 billion for the three months ended September 30, 2010.

Impairment expense for the three months ended September 30, 2011 was $85 million relating to costs associated with the announced intention to close 2 blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium6, and nil for the three months ended June 30, 2011. Impairment cost for the three months ended September 30, 2010 of $26 million related to the impairment of a pickling line in Liege, Belgium.

Operating income for the three months ended September 30, 2011 was $1.2 billion, as compared with operating income of $2.3 billion for the three months ended June 30, 2011 and operating income of $1.0 billion for the three months ended September 30, 2010.

Operating income for the three months ended September 30, 2011 included a non-cash gain of $129 million relating to unwinding of hedges on raw material purchases as compared to non-cash gains relating to such unwinding of $189 million recorded in the three months ended June 30, 2011 and $85 million in the three months ended September 30, 2010.

Income from equity method investments and other income for the three months ended September 30, 2011 was $6 million, as compared to $289 million for the three months ended June 30, 2011 and $107 million and for the three months ended September 30, 2010. Income for the three months ended September 30, 2011 included an impairment loss of $119 million as a result of the Company’s intention to withdraw from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal. This charge reflects a higher carrying value of the investment in Macarthur, which included accrued share of net income. After considering dividends received and changes in exchange rate through October 25, 2011 (date of the divestiture announcement) the transaction was essentially cash neutral.7

Net interest expense (including interest expense and interest income) of $477 million for the three months ended September 30, 2011 was higher than the $457 million for the three months ended June 30, 2011.  The net interest expense for the three months ended September 30, 2010 was $376 million.

As a result of hedging transactions undertaken by the Company in December 2010, the mark-to-market impact from the convertible bonds issued in the spring of 2009 has been minimized.  Mark-to-market gains on the mandatorily convertible bond issued in December 2009 during the third quarter of 2011 were $59 million compared to mark-to-market losses of $4 million for the second quarter of 2011. During the three months ended September 30, 2010, the Company had recorded a non-cash gain of $24 million as a result of the embedded derivatives in its convertible bonds issued in 2009.

Foreign exchange and other net financing gains were $26 million for the three months ended September 30, 2011 as compared to foreign exchange and other net financing losses of $443 million for the three months ended June 30, 2011. Foreign exchange and other net financing losses for the three months ended September 30, 2010 were $31 million. Foreign exchange and other net financing gains for the third quarter of 2011 were positively impacted by foreign exchange gains on euro denominated debt (6.6% appreciation of US$ as compared to 1.7% depreciation in the second quarter of 2011).

ArcelorMittal recorded an income tax expense of $154 million for the three months ended September 30, 2011, as compared to an income tax expense of $61 million for the three months ended June 30, 2011 and an income tax benefit of $576 million for the three months ended September 30, 2010.

Losses attributable to non-controlling interests for the three months ended September 30, 2011 was $31 million as compared with gains of $41 million and $16 million for the three months ended June 30, 2011 and September 30, 2010, respectively.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent 4 Quarters

Segment	Site	Project	Capacity / particulars	Actual Completion
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster No.21	Slab capacity increase by 0.8mt / year	4Q 10
Mining	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt / year	1Q 11
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 4mt / year (Phase 1)	3Q 11(b)

Ongoing (a) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
Mining	ArcelorMittal Mines Canada	Expansion Project	Increase concentrator capacity by 8mt/year (16 to 24mt/y)	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	To be determined
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion Project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

Projects through Joint Ventures

Country	Site	Project	Capacity / particulars	Forecasted completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 0.6mt / year of seamless tube	2013(c)
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt / year for the auto market	2013
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt / year of electrical steel	2013
South Africa	Kalahari Basin	Manganese mine and sinter plant	Capacity of 2.4mt / year of manganese sinter product	2013
a)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development.
b)
Iron ore mining production has commenced. 2011 iron ore production target of 1 million tonnes increasing to 4 million tonnes in 2012. The expansion to 15 million tonnes with forecast completion by 2015 (Phase 2) will require investment in a concentrator which is currently in the final stage of approval.

c)	Saudi Arabia project delay from 2012 to 2013 primarily due to construction delays

Analysis of segment operations for the three months ended September 30, 2011 as compared to the three months ended June 30, 2011

As from January 1, 2011 the Company’s mining operations are reported as a separate operating segment. This change in segmentation reflects the changes in ArcelorMittal’s approach to managing its mining operations i.e. a dedicated mining management team. Accordingly, as required by IFRS, prior periods have been recast to reflect this new segmentation.

All raw materials consumed from ArcelorMittal mines that could practically be sold outside the Company are now reported at market prices. Production from “captive” mines (limited by logistics or quality) continues to be reported at cost-plus to the steel facilities. The principal impact of this change has been to increase the costs of raw materials consumed by the FCA and AACIS segments.

Flat Carbon Americas

USDm unless otherwise shown	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Sales	$5,499	$5,567	$4,394	$16,005	$13,111
EBITDA	420	924	379	1,872	1,397
Operating income	193	697	166	1,197	758

Crude steel production ('000t)	5,866	6,277	5,932	18,206	17,465
Steel shipments ('000t)	5,708	5,520	4,979	16,791	15,596
Average steel selling price (US$/t)	910	961	826	900	786
EBITDA/tonne (US$/t)	74	167	76	111	90
Operating income /tonne (US$/t)	34	126	33	71	49

Flat Carbon Americas crude steel production decreased 6.5% to 5.9 million tonnes for the three months ended September 30, 2011, as compared to 6.3 million tonnes for the three months ended June 30, 2011, due in part to production downtime in the North American operations.

Steel shipments for the three months ended September 30, 2011 were 5.7 million tonnes, 3.4% higher as compared to 5.5 million tonnes for the three months ended June 30, 2011 primarily due to improved auto demand in the NAFTA market.

Sales in the Flat Carbon Americas segment were $5.5 billion for the three months ended September 30, 2011, a marginal decline of 1.2% as compared to $5.6 billion for the three months ended June 30, 2011. Sales decreased primarily due to lower average steel selling prices (-5.3%) primarily in Mexico and Brazil due to slab shipments partially offset by higher steel volumes.

EBITDA in the third quarter of 2011 declined by 54.5% to $420 million as compared to $924 million in the second quarter of 2011, driven primarily by margin compression on account of lower average steel selling prices and higher costs.

Flat Carbon Europe

USDm unless otherwise shown	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Sales	$7,696	$8,551	$6,268	$24,059	$18,733
EBITDA	367	636	452	1,474	1,472
Operating income / (loss)	(106)	245	80	245	392

Crude steel production ('000t)	7,390	7,870	7,107	22,891	23,020
Steel shipments ('000t)	6,385	7,166	6,521	20,935	20,917
Average steel selling price (US$/t)	1,021	1,026	855	990	794
EBITDA/tonne (US$/t)	57	89	69	70	70
Operating income/(loss) /tonne (US$/t)	(17)	34	12	12	19

Flat Carbon Europe crude steel production amounted to 7.4 million tonnes for the three months ended September 30, 2011, a decrease of 6.1% as compared to 7.9 million tonnes for the three months ended June 30, 2011. Production decreased reflecting weaker market sentiment and seasonal slowdown.

Steel shipments for the three months ended September 30, 2011 were 6.4 million tonnes, a decrease of 10.9% as compared to 7.2 million tonnes for the three months ended June 30, 2011. Steel shipments decreased during the third quarter due to weaker market demand and seasonal slowdown.

Sales in the Flat Carbon Europe segment were $7.7 billion for the three months ended September 30, 2011, a decrease of 10.0% as compared to $8.6 billion for the three months ended June 30, 2011. Sales decreased primarily due to lower steel shipment volumes while average steel selling price remained relatively stable.

EBITDA for the three months ended September 30, 2011 was $367 million, a 42.3% decrease as compared to $636 million for the three months ended June 30, 2011, primarily driven by lower steel volumes and higher costs.

Operating results in the third quarter of 2011 include impairment expense of $85 million relating to costs associated with the announced intention to close 2 blast furnaces, sinter plant, the steel shop and continuous casters in Liege, Belgium6. They also include a $129 million non-cash gain relating to the unwinding of the hedges on raw material purchases, as compared to a non-cash gain of $189 million in the second quarter of 2011 and $85 million in third quarter of 2010.

Long Carbon Americas and Europe

USDm unless otherwise shown	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Sales	$6,676	$6,664	$5,514	$19,229	$15,748
EBITDA	438	610	603	1,528	1,760
Operating income	185	358	339	753	976

Crude steel production ('000t)	5,611	6,414	5,472	18,084	17,225
Steel shipments ('000t)	5,984	6,167	5,772	18,023	17,450
Average steel selling price (US$/t)	967	973	832	948	790
EBITDA/tonne (US$/t)	73	99	104	85	101
Operating income /tonne (US$/t)	31	58	59	42	56

Long Carbon Americas and Europe crude steel production amounted to 5.6 million tonnes for the three months ended September 30, 2011, a decrease of 12.5% as compared to 6.4 million tonnes for the three months ended June 30, 2011. Production was lower in the Americas primarily due to drawdown of inventory mainly in Brazil and the weaker market demand. Production was lower in Europe primarily due to seasonal effects.

Steel shipments for the three months ended September 30, 2011 were 6.0 million tonnes, a decrease of 3.0% as compared to 6.2 million tonnes for the three months ended June 30, 2011, particularly due to seasonal slowdown in Europe.
Sales in the Long Carbon Americas and Europe segment were $6.7 billion for the three months ended September 30, 2011, essentially flat as compared to the three months ended June 30, 2011.

EBITDA for the three months ended September 30, 2011 was $438 million, a 28.2% decrease as compared to $610 million for the three months ended June 30, 2011, primarily due to lower volumes and higher costs.

Asia Africa and CIS (“AACIS”)

USDm unless otherwise shown	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Sales	$2,619	$2,857	$2,511	$8,046	$7,162
EBITDA	284	462	274	1,000	920
Operating income	162	341	161	628	589

Crude steel production ('000t)	3,493	3,830	3,726	11,029	11,295
Steel shipments ('000t)	3,005	3,304	3,261	9,451	9,874
Average steel selling price (US$/t)	771	768	630	743	604
EBITDA/tonne (US$/t)	95	140	84	106	93
Operating income /tonne (US$/t)	54	103	49	66	60

AACIS segment crude steel production was 3.5 million tonnes for the three months ended September 30, 2011, a decrease of 8.8% as compared to 3.8 million tonnes for the three months ended June 30, 2011. The decrease in the third quarter of 2011 was primarily due to operational issues impacting the South African operations.

Steel shipments for the three months ended September 30, 2011 amounted to 3.0 million tonnes, a decrease of 9.0% as compared to 3.3 million tonnes for the three months ended June 30, 2011. Shipments were lower in the third quarter of 2011 primarily due to operational issues in South Africa.

Sales in the AACIS segment were $2.6 billion for the three months ended September 30, 2011, a decrease of 8.3% as compared to $2.9 billion for the three months ended June 30, 2011, primarily due to lower steel shipments, while average steel selling price remained relatively stable.

EBITDA for the three months ended September 30, 2011 was $284 million, 38.5% lower as compared to $462 million for the three months ended June 30, 2011. EBITDA during the third quarter of 2011 declined primarily due to lower steel shipments and higher costs.

Distribution Solutions8

USDm unless otherwise shown	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Sales	$4,899	$5,019	$3,977	$14,179	$11,468
EBITDA	48	115	126	290	370
Operating income	8	69	82	161	230

Steel shipments ('000t)	4,607	4,594	4,467	13,403	13,422
Average steel selling price (US$/t)	1,010	1,040	855	1,009	820

Steel shipments in the Distribution Solutions segment for the three months ended September 30, 2011 were 4.6 million tonnes, flat as compared to the three months ended June 30, 2011.

Sales in the Distribution Solutions segment declined to $4.9 billion for the three months ended September 30, 2011 as compared to $5.0 billion for the three months ended June 30, 2011, due primarily to lower average steel selling prices (-2.9%).

EBITDA for the three months ended September 30, 2011 was $48 million, down 58.3% as compared to $115 million for the three months ended June 30, 2011, primarily due to lower margin from European operations due to seasonal slowdown.

Mining

USDm unless otherwise shown	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Sales9	$1,678	$1,657	$1,181	$4,463	$3,163
EBITDA	842	835	726	2,284	1,693
Operating income	725	718	617	1,936	1,248

Own iron ore production (a) (Mt)	14.1	13.1	13.0	39.0	36.4
Iron ore shipped externally and internally at market price (b) (Mt)	6.7	7.0	6.1	19.6	18.4
Iron ore shipped internally at cost-plus (b) (Mt)	6.9	6.2	6.1	16.8	15.7
Total iron ore shipped externally and internally (b) (Mt)	13.5	13.2	12.2	36.3	34.2

Own coal production(a) (Mt)	2.1	2.1	1.8	6.1	5.2
Coal shipped externally and internally at market price(b) (Mt)	1.2	1.3	0.9	3.6	2.6
Coal shipped internally at cost-plus(b) (Mt)	0.8	0.8	0.8	2.5	2.3
Total coal shipped externally and internally (b) (Mt)	2.1	2.1	1.7	6.1	4.9

(a)	Own iron ore and coal production excluding strategic long-term contracts
(b)	Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supply under strategic long-term contracts

Own iron ore production (excluding supplies under strategic long-term contracts) increased 7.4% to 14.1 million tonnes for the three months ended September 30, 2011, as compared to 13.1 million tonnes for the three months ended June 30, 2011.

Total iron ore shipped during the third quarter of 2011 amounted to 13.5 million metric tonnes, an increase of 2.9% as compared to 13.2 million tonnes in the second quarter of 2011.

Own coal production for the three months ended September 30, 2011 remained constant at 2.1 million tonnes as compared to the three months ended June 30, 2011.

Total coal shipped during the third quarter of 2011 amounted to 2.1 million tonnes, essentially flat as compared to the second quarter of 2011.

EBITDA attributable to the Mining segment for the three months ended September 30, 2011 was $842 million, marginally higher as compared to $835 million for the three months ended June 30, 2011, primarily due to improved cost position driven by higher overall production volumes partially offset by lower market price volumes.

Liquidity and Capital Resources

For the three months ended September 30, 2011, net cash provided by operating activities was $0.8 billion, compared to net cash used in operating activities of $0.6 billion for the three months ended June 30, 2011. The cash flow used in operating activities for the third quarter of 2011 included a $1.0 billion investment in operating working capital as compared to a $2.8 billion investment in the second quarter of 2011. The working capital investment in the third quarter of 2011 primarily resulted from increased raw material costs. Rotation days10 increased to 73 days during the third quarter of 2011 from 71 days in the second quarter of 2011.

Net cash used in investing activities for the three months ended September 30, 2011 remained constant at $1.3 billion, as compared to the three months ended June 30, 2011. Capital expenditures increased to $1.3 billion for the three months ended September 30, 2011 as compared to $1.1 billion for the three months ended June 30, 2011. The Company will continue to calibrate its steel growth projects to evolving demand situations; at the same time the Company intends to maintain the growth capex in its mining business as these projects have more attractive return profiles. Accordingly the Company’s full year 2011 capital expenditure is expected to be below the previously targeted level of $5.5 billion (as compared to $3.3 billion in 2010).
Other investing activities in the third quarter of 2011 include an outflow of $31 million including the installment of $55 million for an 11% stake in Ostrava acquired in 2009, offset in part by the sale of various non-core fixed assets. Other investing activities in the second quarter of 2011 of $186 million included outflows of $67 million related to the acquisition of Cognor in Poland (Distribution Solutions) and $205 million for the acquisition of the Prosper coke plant in Germany, offset in part by net cash inflows of $86 million representing cash proceeds from the sale of certain non-core fixed assets and other recoveries.

Net cash provided by financing activities for the three months ended September 30, 2011 was $0.3 billion, as compared to cash provided by financing activities of $1.1 billion for the three months ended June 30, 2011. During the third quarter of 2011, the Company paid dividends amounting to $309 million as compared to $302 million in the second quarter of 2011. Dividends paid during the third quarter of 2011 included $17 million paid to minority shareholders. During the third quarter of 2011, the Company received a $250 million cash inflow from the increase in the privately placed mandatorily convertible bond (MCB) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries.

At September 30, 2011, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $2.8 billion as compared to $3.2 billion at June 30, 2011. During the quarter, net debt decreased by $0.1 billion to $24.9 billion as compared with $25.0 billion at June 30, 2011.

The Company had liquidity of $11.311 billion at September 30, 2011, a decline of $1.0 billion as compared with liquidity of $12.3 billion at June 30, 2011, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $2.8 billion and $8.5 billion of available credit lines.

Update on management gains program and asset optimization plan

At the end of the third quarter of 2011, the Company’s annualized sustainable management gains increased to $3.8 billion as compared to $3.6 billion at the end of June 30, 2011 (excluding Aperam). The Company maintains its target (based on the revised plan excluding Aperam) to reach management gains of $4.8 billion from sustainable SG&A, fixed cost reductions and continuous improvement by the end of 2012.

On September 23, 2011, the Company announced the launch of a new asset optimization plan which will target a $1 billion improvement in annualized EBITDA by the end of 2012.

Recent developments

•
On October 25, 2011, ArcelorMittal provided notice to Peabody Energy that, in accordance with the Co-Operation and Contribution Agreement between the two companies, following its acceptance of PEAMCoal Ltd’s offer for Macarthur Coal Ltd, it has terminated the Co-Operation and Contribution Agreement as provided for therein. ArcelorMittal will remain a shareholder in PEAMCoal until the termination arrangements are completed which is expected to be in approximately 90 days’ time. In taking this decision, ArcelorMittal has determined that it would no longer be appropriate to allocate substantial capital to the acquisition of a non-controlling, minority business interest. This is in accordance with the rights that ArcelorMittal originally negotiated with Peabody at the time the Co-Operation and Contribution Agreement was concluded.

Given the unanticipated level of acceptances into the offer, ArcelorMittal believes that it is more appropriate to focus its capital elsewhere in its business. ArcelorMittal considers that the capital commitment that would be required to retain its Macarthur interest and grow it materially further, exceeds what is appropriate to allocate to a business that ArcelorMittal does not fully control and consolidate. The unconditional PEAMCoal offer for Macarthur will not be affected by ArcelorMittal’s acceptance and will remain open until 7:00 p.m. (Brisbane time) on November 11, 2011 unless extended. ArcelorMittal will continue to perform its funding obligations to PEAMCoal until the termination takes effect as described in section 10.2(f) of PEAMCoal’s Bidder’s Statement for Macarthur.

•	On September 30, 2011, ArcelorMittal extended to May 2015 the maturity of its $4 billion revolving credit facility that was due to expire in May 2013.

•
On September 28, 2011, ArcelorMittal announced the increase by $250 million of its $750 million privately placed mandatorily convertible bond (MCB) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on September 27, 2011. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed.

•
On August 1, 2011, ArcelorMittal published its Half-Year Report for the six month period ended June 30, 2011. In addition, ArcelorMittal filed with the U.S. Securities and Exchange Commission (www.sec.gov) a recast of its 2008-2010 Financial Statements, Business description and Management’s Discussion and Analysis to reflect the fact that its mining business is being reported as a segment since January 1, 2011.

For further information about these recent developments, please refer to our website www.arcelormittal.com

Outlook and guidance

The Company’s EBITDA in the second half of 2011 is expected to exceed the level achieved in the comparable period of 2010. The Company expects shipments in 4Q 2011 to be lower than 3Q 2011 levels, reflecting economic uncertainties leading to customers adopting a “wait and see” approach. Higher iron ore and coal volumes will continue to be a positive underlying driver. Own iron ore and coal production is expected to increase by 10% and 20% respectively, by the end of 2011 as compared to 2010.

In light of recent market uncertainty the Company is focusing on core growth capex. This will result in postponement of some planned steel investments. Accordingly, full year 2011 capital expenditure is expected to be below the previously targeted level of $5.5 billion.

Net debt at year end is expected to be higher than third quarter of 2011 primarily due to the temporary investment in Macarthur Coal (which will be reversed in the first quarter of 2012).

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	June 30,	December 31,
In millions of U.S. dollars	2011	2011	201012
ASSETS
Cash and cash equivalents including restricted cash	$2,800	$3,205	$6,289
Trade accounts receivable and other	8,194	8,625	5,725
Inventories	23,397	23,920	19,583
Prepaid expenses and other current assets	4,246	4,376	4,160
Assets held for distribution	-	-	6,918
Total Current Assets	38,637	40,126	42,675

Goodwill and intangible assets	14,683	15,134	14,373
Property, plant and equipment	54,052	56,124	54,344
Investments in affiliates and joint ventures and other assets	19,956	22,135	19,512
Total Assets	$127,328	$133,519	$130,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$3,626	$3,688	$6,716
Trade accounts payable and other	13,772	14,864	13,256
Accrued expenses and other current liabilities	8,527	8,545	8,714
Liabilities held for distribution	-	-	2,037
Total Current Liabilities	25,925	27,097	30,723

Long-term debt, net of current portion	24,061	24,530	19,292
Deferred tax liabilities	3,678	4,010	4,006
Other long-term liabilities	10,288	11,381	10,783
Total Liabilities	63,952	67,018	64,804

Equity attributable to the equity holders of the parent	59,586	62,615	62,430
Non–controlling interests	3,790	3,886	3,670
Total Equity	63,376	66,501	66,100
Total Liabilities and Shareholders’ Equity	$127,328	$133,519	$130,904

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
In millions of U.S. dollars	2011	2011	2010	2011	2010
Sales	$24,214	$25,126	$19,744	$71,524	$57,326
Depreciation	(1,155)	(1,161)	(1,108)	(3,449)	(3,320)
Impairment	(85)	-	(26)	(103)	(144)
Operating income	1,168	2,252	1,028	4,851	3,208
Operating margin %	4.8%	9.0%	5.2%	6.8%	5.6%

Income from equity method investments and other income	6	289	107	443	377
Net interest expense	(477)	(457)	(376)	(1,393)	(1,032)
Mark to market on convertible bonds	59	(4)	24	55	720
Foreign exchange and other net financing gains (losses)	26	(443)	(31)	(1,084)	(688)
Income (loss) before taxes and non-controlling interest	782	1,637	752	2,872	2,585
Current Tax	(209)	(311)	(209)	(834)	(677)
Deferred Tax	55	250	785	785	1,706
Income tax benefit (expense)	(154)	(61)	576	(49)	1,029
Income from continuing operations including non-controlling interest	628	1,576	1,328	2,823	3,614
Non-controlling interests (relating to continuing operations)	31	(41)	(16)	(21)	(135)
Income from continuing operations	659	1,535	1,312	2,802	3,479
Income from discontinued operations, net of tax	-	-	38	461	217
Net income attributable to owners of the parent	$659	$1,535	$1,350	$3,263	$3,696

Basic earnings per common share	0.43	0.99	0.89	2.11	2.45
Diluted earnings per common share	0.19	0.93	0.89	1.81	2.03

Weighted average common shares outstanding (in millions)	1,549	1,549	1,510	1,549	1,510
Adjusted diluted weighted average common shares outstanding (in millions)	1,611	1,638	1,537	1,637	1,599

EBITDA3	$2,408	$3,413	$2,162	$8,403	$6,672
EBITDA Margin %	9.9%	13.6%	11.0%	11.7%	11.6%

OTHER INFORMATION
Total iron ore production13 (million metric tonnes)	17.4	15.9	17.4	46.9	49.6
Crude steel production (million metric tonnes)	22.4	24.4	22.2	70.2	69.0
Total shipments of steel products14 (million metric tonnes)	21.1	22.2	20.5	65.2	63.8

Employees (in thousands)	265	265	266	265	266

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Nine Months Ended
	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Operating activities:
Net income from continuing operations	$659	$1,535	$1,312	$2,802	$3,479
Adjustments to reconcile net income (loss) to net cash provided by operations:
Non-controlling interest	(31)	41	16	21	135
Depreciation and impairment	1,240	1,161	1,134	3,552	3,464
Deferred income tax	(55)	(250)	(785)	(785)	(1,706)
Change in operating working capital15	(1,013)	(2,811)	(1,045)	(5,668)	(4,670)
Other operating activities (net)	(30)	(249)	88	(833)	(256)
Net cash (used in) provided by operating activities - Continued operations	770	(573)	720	(911)	446
Net cash (used in) provided by operating activities - Discontinued operations	-	-	60	(190)	-
Net cash (used in) provided by operating activities	770	(573)	780	(1,101)	446
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,267)	(1,065)	(787)	(3,363)	(1,929)
Other investing activities (net)	(31)	(186)	(26)	324	(263)
Net cash used in investing activities - Continued operations	(1,298)	(1,251)	(813)	(3,039)	(2,192)
Net cash used in investing activities - Discontinued operations	-	-	(22)	(105)	(68)
Net cash used in investing activities	(1,298)	(1,251)	(835)	(3,144)	(2,260)
Financing activities:
Proceeds relating to payable to banks and long-term debt	407	1,433	1,373	1,353	1,001
Dividends paid	(309)	(302)	(331)	(905)	(922)
Proceeds from mandatorily convertible bond	250	-	-	250	-
Acquisition of non-controlling interest	(7)	-	(207)	(98)	(590)
Other financing activities (net)	(47)	(25)	(36)	20	(73)
Net cash (used in) provided by financing activities - Continued operations	294	1,106	799	620	(584)
Net cash (used in) financing activities - Discontinued operations	-	-	(10)	(8)	(36)
Net cash (used in) provided by financing activities	294	1,106	789	612	(620)
Net (decrease) increase in cash and cash equivalents	(234)	(718)	734	(3,633)	(2,434)
Effect of exchange rate changes on cash	(178)	54	242	17	(101)
Change in cash and cash equivalents	$(412)	$(664)	$976	$(3,616)	$(2,535)

Appendix 1a - Key financial and operational information - Third Quarter of 2011

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$5,499	$7,696	$6,676	$2,619	$4,899	$1,678
Depreciation and impairment	(227)	(473)	(253)	(122)	(40)	(117)
Operating income (loss)	193	(106)	185	162	8	725
Operating margin (as a % of sales)	3.5%	(1.4%)	2.8%	6.2%	0.2%	43.2%

EBITDA3	420	367	438	284	48	842
EBITDA margin (as a % of sales)	7.6%	4.8%	6.6%	10.9%	1.0%	50.2%
Capital expenditure3	173	266	280	184	34	319

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	5,866	7,390	5,611	3,493	-	-
Steel shipments (Thousand MT)	5,708	6,385	5,984	3,005	4,607	-
Average steel selling price ($/MT)17	910	1,021	967	771	1,010	-

MINING INFORMATION (Million Mt)
Iron ore production13	-	-	-	-	-	17.4
Coal production	-	-	-	-	-	2.2
Iron ore shipped externally and internally at market price4	-	-	-	-	-	6.7
Iron ore shipped internally at cost-plus4	-	-	-	-	-	6.9
Coal shipment shipped externally and internally at market price4	-	-	-	-	-	1.2
Coal shipped internally at cost-plus 4	-	-	-	-	-	0.8

Appendix 1b - Key financial and operational information – Nine Months of 2011

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$16,005	$24,059	$19,229	$8,046	$14,179	$4,463
Depreciation and impairment	(675)	(1,229)	(775)	(372)	(129)	(348)
Operating income	1,197	245	753	628	161	1,936
Operating margin (as a % of sales)	7.5%	1.0%	3.9%	7.8%	1.1%	43.4%

EBITDA3	1,872	1,474	1,528	1,000	290	2,284
EBITDA margin (as a % of sales)	11.7%	6.1%	7.9%	12.4%	2.0%	51.2%
Capital expenditure16	436	766	760	487	94	816

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	18,206	22,891	18,084	11,029	-	-
Steel shipments (Thousand MT)	16,791	20,935	18,023	9,451	13,403	-
Average steel selling price ($/MT) 17	900	990	948	743	1,009	-

MINING INFORMATION (Million Mt)
Iron ore production13	-	-	-	-	-	46.9
Coal production	-	-	-	-	-	6.5
Iron ore shipped externally and internally at market price4	-	-	-	-	-	19.6
Iron ore shipped internally at cost-plus4	-	-	-	-	-	16.8
Coal shipment shipped externally and internally at market price4	-	-	-	-	-	3.6
Coal shipped internally at cost-plus 4	-	-	-	-	-	2.5

Appendix 2a: Steel Shipments by geographical location18

(Amounts in thousands tonnes)	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Flat Carbon America:	5,708	5,520	4,979	16,791	15,596
North America	4,271	4,186	3,680	12,878	11,406
South America	1,437	1,334	1,299	3,913	4,190

Flat Carbon Europe:	6,385	7,166	6,521	20,935	20,917

Long Carbon:	5,984	6,167	5,772	18,023	17,450
North America	1,190	1,187	1,125	3,450	3,185
South America	1,471	1,404	1,342	4,212	3,968
Europe	3,037	3,315	3,083	9,554	9,638
Other19	286	261	222	807	659

AACIS:	3,005	3,304	3,261	9,451	9,874
Africa	1,109	1,263	1,115	3,644	3,781
Asia, CIS & Other	1,896	2,041	2,146	5,807	6,093

Appendix 2b: Steel EBITDA3 by geographical location

Amounts in USDm	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Flat Carbon America:	$420	$924	$379	$1,872	$1,397
North America	366	681	179	1,449	588
South America	54	243	200	423	809

Flat Carbon Europe:	367	636	452	1,474	1,472

Long Carbon:	438	610	603	1,528	1,760
North America	51	33	38	120	90
South America	227	278	414	743	1,210
Europe	84	233	103	460	337
Other19	76	66	48	205	123

AACIS:	284	462	274	1,000	920
Africa	(7)	138	104	223	487
Asia, CIS & Other	291	324	170	777	433

Distribution Solutions:	48	115	126	290	370

Appendix 2c: Iron ore production (million metric tonnes)

Million metric tonnes (a)	Type	Product	3Q 11	2Q 11	3Q 10	9M 11	9M 10
North America (b)	Open Pit	Concentrate and Pellets	7.8	7.2	7.4	21.7	20.7
South America	Open pit	Lump and Sinter feed	1.3	1.3	1.3	3.8	3.5
Europe	Open pit	Lump and fines	0.6	0.4	0.4	1.4	1.1
Africa	Open Pit / Underground	Lump and fines	0.7	0.4	0.3	1.3	0.8
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	3.7	3.7	3.5	10.7	10.3
Own iron ore production			14.1	13.1	13.0	39.0	36.4
North America (c)	Open Pit	Pellets	1.8	0.9	2.2	2.7	7.9
Africa (d)	Open Pit	Lump and Fines	1.4	1.8	2.2	5.1	5.3
Strategic contracts - iron ore			3.3	2.8	4.4	7.9	13.2
Group			17.4	15.9	17.4	46.9	49.6
a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)
Includes two long term supply contracts with Cleveland Cliffs for periods prior to 2011. On April 8, 2011, ArcelorMittal announced that it had reached a negotiated settlement with Cliffs Natural Resources Inc. (“Cliffs”) regarding all pending contract disputes related to the procurement of iron ore pellets for certain facilities in the U.S.  As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes. Accordingly as from the first quarter of 2011, this excludes the long term supply contract for which settlement was reached.

d)	Includes long term lease - prices on a cost-plus basis and purchases made under the July 2010 interim agreement with Kumba (South Africa).

Appendix 2d: Iron ore shipments (million metric tonnes)

Millions tonnes	3Q 11	2Q 11	3Q 10	9M 11	9M 10
External sales – Third party	2.1	1.5	1.9	4.7	4.6

Internal sales – Market-priced	4.6	5.5	4.2	14.9	13.8

Internal sales – Cost-plus basis	6.9	6.2	6.1	16.8	15.7
FCA	2.6	2.4	2.1	5.3	4.1
Long	1.4	1.1	1.1	3.3	2.9
AACIS	2.9	2.7	2.8	8.1	8.7

Total sales	13.5	13.2	12.2	36.3	34.2

Strategic contracts	3.3	2.8	4.4	7.9	13.2
FCA	1.8	0.9	2.2	2.7	7.9
AACIS	1.4	1.8	2.2	5.1	5.3

Total	16.8	15.9	16.6	44.2	47.4

Appendix 2d: Coal production (Million metric tonnes)

Million metric tonnes	3Q 11	2Q 11	3Q 10	9M 11	9M 10
North America	0.57	0.61	0.60	1.73	1.76
Asia, CIS & Other	1.53	1.45	1.24	4.37	3.41
Own coal production	2.10	2.06	1.83	6.10	5.17
North America(a)	0.05	0.08	0.06	0.18	0.16
Africa(b)	0.07	0.09	0.06	0.23	0.16
Strategic contracts - coal (a),(b)	0.12	0.17	0.12	0.41	0.33
Group	2.22	2.23	1.95	6.51	5.50
a)	Includes strategic agreement - prices on a cost-plus basis
b)	Includes long term lease - prices on a cost-plus basis

Appendix 2e: Coal shipment (Million metric tonnes)

Million metric tonnes	3Q 11	2Q 11	3Q 10	9M 11	9M 10
External sales - Third party	0.80	0.95	0.51	2.55	1.61
Internal sales - Market-priced	0.42	0.35	0.42	1.08	0.97
Internal sales (AACIS) - Cost-plus basis	0.83	0.77	0.78	2.50	2.31
Total sales	2.05	2.06	1.72	6.13	4.89
Strategic contracts	0.12	0.17	0.12	0.41	0.33
Total	2.17	2.23	1.83	6.54	5.22

Appendix 3: Debt repayment schedule as of September 30, 2011

Debt repayment schedule ($ billion)	2011	2012	2013	2014	2015	>2015	Total
Term loan repayments
- Convertible bonds	-	-	0.1	2.1	-	-	2.2
- Bonds	-	-	3.5	1.3	1.7	11.1	17.6
Subtotal	-	-	3.6	3.4	1.7	11.1	19.8
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-	1.8	1.8
- $4bn syndicated credit facility	-	-	-	-	-	-	-
- $0.6bn bilateral credit facilities	-	-	0.3	-	-	-	0.3
Commercial paper20	1.0	0.2	-	-	-	-	1.2
Other loans	1.1	1.5	0.5	0.3	0.3	0.9	4.6
Total Gross Debt	2.1	1.7	4.4	3.7	2.0	13.8	27.7

Appendix 4: Credit lines available as of September 30, 2011

Credit lines available ($ billion)	Maturity	Equiv. $	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$1.8	$4.2
- $4bn syndicated credit facility	06/05/2015	$4.0	-	$4.0
- $0.6bn bilateral credit facilities	30/06/2013	$0.6	$0.3	$0.3
Total committed lines		$10.6	$2.1	$8.5

Appendix 5 - Other ratios

Ratios	3Q 11	2Q 11
Gearing20	39%	38%
Net debt to average EBITDA ratio based on yearly average EBITDA from Jan 1, 2004	1.7X	1.7X
Net debt to EBITDA ratio based on last twelve months EBITDA	2.4X	2.5X

Appendix 6 – Earnings per Share

	Three months ended			Nine months ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
In U.S. dollars	2011	2011	2010	2011	2010
Earnings per share - Discontinued operations
Basic earnings (loss) per common share	0.00	0.00	0.02	0.30	0.15
Diluted earnings (loss) per common share	0.00	0.00	0.02	0.28	0.13
Earnings per share - Continued operations
Basic earnings (loss) per common share	0.43	0.99	0.87	1.81	2.30
Diluted earnings (loss) per common share	0.19	0.93	0.87	1.53	1.90
Earnings per share
Basic earnings (loss) per common share	0.43	0.99	0.89	2.11	2.45
Diluted earnings (loss) per common share	0.19	0.93	0.89	1.81	2.03

Appendix 7 – EBITDA Bridge between 2Q 11 v 3Q 11

USD millions	EBITDA 2Q11	Volume & Mix (a)	Price-cost (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 3Q11
Group	3,413	(333)	(576)	(20)	(76)	2,408

Note: Table excludes analysis on account of others and eliminations.

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The product/shipment mix variance indicates sales value gain/loss through selling different proportion of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products.
d) Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials, foreign exchange etc as compared to the reference period.

Appendix 8 – Capex16

Capex USD millions	3Q 11	2Q 11	3Q 10	9M 11	9M 10
Flat Carbon Europe	266	239	150	766	428
Flat Carbon Americas	173	151	132	436	403
Long Carbon Steel	280	229	182	760	394
Asia, Africa and CIS	184	113	144	487	345
Distribution Solutions	34	32	25	94	61
Mining	319	297	112	816	265

Appendix 9 – End notes

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1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
4 Market price tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price.  Shipments of raw materials that do not constitute market price tonnes are transferred internally on a cost-plus basis.
5 Net debt refers to long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments.
6 The Company concluded that the assets subject to intended permanent idling were impaired and recorded an impairment loss of $85 million during the quarter. Restoration, site cleaning, voluntary separation scheme (VSS) and other costs will be recorded when social dialogue has sufficiently progressed.
7 The Company’s investment in Macarthur is accounted for under the equity method. As a result of the Company’s intention to withdraw from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal, the Company recognized an impairment loss of $119 million in the third quarter of 2011. This charge reflects a higher carrying value of the investment in Macarthur, which included accrued share of net income. After considering dividends received and changes in exchange rate through October 25, 2011 (date of the divestiture announcement) the transaction was essentially cash neutral.

8 As from January 1, 2010 the Steel Solutions and Services segment has been renamed ArcelorMittal Distribution Solutions (AMDS).
9 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are transferred at market price or cost-plus is whether or not the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
10 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.
11 Includes back-up lines for the commercial paper program of approximately $2.7 billion (€2 billion).
12 In accordance with IFRS the Company has adjusted the 2009 financial information retrospectively for the finalization in 2010 of the allocation of purchase price for certain business combinations carried out in 2009. The adjustments have been reflected in the Company’s consolidated financial statements for the year ended December 31, 2010.
13 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
14 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.
15 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.
16 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support).
17 Average steel selling prices are calculated as steel sales divided by steel shipments.
18 Shipments originating from a geographical location.
19 Includes Tubular products business.
20 Commercial paper is expected to continue to be rolled over in the normal course of business.
21 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.